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UNITED STATES	OMB Number: 3235-0145
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ARCSIGHT, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

039666102

(CUSIP Number)

12/31/08

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c) [1]
☒	Rule 13d-1(d)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 039666102

1.	Names of Reporting Persons. Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership (“KPCB IX-A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,285,665

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,285,665

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,285,665

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership (“KPCB IX-B”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 70,563

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 70,563

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 039666102

1.	Names of Reporting Persons. KPCB IX Associates, LLC, a California limited liability company (“KPCB IX Associates”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,356,228 shares of which 2,285,665 shares are held directly by KPCB IX-A, 70,563 shares are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,356,228 shares of which 2,285,665 shares are held directly by KPCB IX-A, 70,563 shares are held directly by KPCB IX-B.  KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,356,228

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 039666102

1.	Names of Reporting Persons. Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership (“KPCB X-A”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 2,011,938

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 2,011,938

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,938

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 039666102

1.	Names of Reporting Persons. Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership (“KPCB X-B”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

	6.	Shared Voting Power 56,745

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 56,745

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,745

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 039666102

1.	Names of Reporting Persons. KPCB X Associates, LLC, a California limited liability company (“KPCB X Associates”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power -0-

6.

Shared Voting Power
2,068,683 shares of which 2,011,938 shares are held directly by KPCB X-A, 56,745 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

	7.	Sole Dispositive Power -0-

8.

Shared Dispositive Power
2,068,683 shares of which 2,011,938 shares are held directly by KPCB X-A, 56,745 shares are held directly by KPCB X-B.  KPCB X Associates is the general partner of KPCB X-A and KPCB X-B.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,683

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 039666102

Item 1.
	(a)	Name of Issuer ARCSIGHT, INC
	(b)	Address of Issuer’s Principal Executive Offices 5 Results Way Cupertino, CA 95014

Item 2.
(a)

Name of Person Filing

•    Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership

•    Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership

•    KPCB IX Associates, LLC, a California limited liability company

•    Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership

•    Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership

•    KPCB X Associates, LLC, a California limited liability company

	(b)	Address of Principal Business Office or, if none, Residence c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	(c)	Citizenship The entities listed in Item 2(a) are California entities.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 039666102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.0 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 039666102

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. See rows 5-11 of cover sheets hereto.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. 039666102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KPCB IX ASSOCIATES, LLC
a California Limited Liability Company,

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

KPCB X ASSOCIATES, LLC
a California Limited Liability Company

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

CUSIP No. 039666102

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A: Agreement of Joint Filing	13

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 13, 2009 containing the information required by Schedule 13G, for the securities of ArcSight, Inc., held by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership, Kleiner Perkins Caufield & Byers X-A, L.P., a California limited partnership, and Kleiner Perkins Caufield & Byers X-B, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date:             February 13, 2009

KPCB IX ASSOCIATES, LLC
a California Limited Liability Company,

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.,
a California Limited Partnership

By: KPCB IX Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

KPCB X ASSOCIATES, LLC
a California Limited Liability Company

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-A, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director

KLEINER PERKINS CAUFIELD & BYERS X-B, L.P.,
a California Limited Partnership

By: KPCB X Associates, LLC
a California Limited Liability Company, its General Partner

By:	/s/ Brook H. Byers
A Managing Director